LOS ANGELES
MIAMI
NUEVA YORK
PALO ALTO
WASHINGTON, D.C.

BERLÍN
BRATISLAVA
BRUSELAS
BUDAPEST
DRESDEN
DÜSSELDORF
ESTAMBUL
ESTOCOLMO
FRANKFURT
HAMBURGO
HELSINKI
LONDRES
MILÁN
MOSCÚ
PARÍS
PRAGA
ROMA
VARSOVIA

WHITE & CASE
S.C.
ABOGADOS

TORRE OPTIMA
PASEO DE LAS PALMAS 405 - 5º PISO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO, D.F., MÉXICO

TELÉFONO: (5255) 5540-9600
TELEFAX: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
CIUDAD DE HO CHI MINH
HONG KONG
JAKARTA
SHANGHAI
SINGAPUR
TOKIO

BAHRAIN
JEDDAH
[redacted]

TELÉFONO DIRECTO: (55)5540 9612
CORREO ELECTRÓNICO: SGRISSO@WHITECASE.COM

02055804

**File Number 82-3142**

November 5, 2002

RECD S.E.C.
NOV - 7 2002
1086

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

SUPPL

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the third quarter of 2002, provided to the Mexican Stock Exchange (the "BMV");

dlw 11/18

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV regarding market information, dated October 3, 2002; and

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), English translation of a press release dated October 25, 2002 regarding the Company's third quarter 2002 results.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Susan Grisso de Ortega

Enclosures

cc: Fernando Salmerón M.
Manuel Cullen (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** Quarter: 3 Year: 2002

**GRUPO GIGANTE, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
AT SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

A

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT | | QUARTER OF PREVIOUS | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **TOTAL ASSETS** | **20,728,664** | **100** | **18,972,949** | **100** |
| 2 | **CURRENT ASSETS** | **6,280,891** | **30** | **5,122,386** | **27** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 246,318 | 1 | 290,816 | 2 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 461,418 | 2 | 389,959 | 2 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 812,187 | 4 | 500,563 | 3 |
| 6 | INVENTORIES | 4,400,442 | 21 | 3,716,056 | 20 |
| 7 | OTHER CURRENT ASSETS | 360,526 | 2 | 224,992 | 1 |
| 8 | **LONG-TERM** | **153,750** | **1** | **21,306** | **0** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 0 | 0 | 21,306 | 0 |
| 11 | OTHER INVESTMENTS | 153,750 | 1 | 0 | 0 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **13,770,018** | **66** | **13,283,368** | **70** |
| 13 | PROPERTY | 12,606,864 | 61 | 11,993,430 | 63 |
| 14 | MACHINERY AND INDUSTRIAL | 0 | 0 | 0 | 0 |
| 15 | OTHER EQUIPMENT | 6,024,820 | 29 | 5,666,473 | 30 |
| 16 | ACCUMULATED DEPRECIATION | 5,212,757 | 25 | 4,630,211 | 24 |
| 17 | CONSTRUCTION IN PROGRESS | 351,091 | 2 | 253,676 | 1 |
| 18 | **DEFERRED ASSETS (NET)** | **463,211** | **2** | **469,882** | **2** |
| 19 | **OTHER ASSETS** | **60,794** | **0** | **76,007** | **0** |
| 20 | **TOTAL LIABILITIES** | **8,807,310** | **100** | **6,961,515** | **100** |
| 21 | **CURRENT LIABILITIES** | **7,008,867** | **80** | **5,099,951** | **73** |
| 22 | SUPPLIERS | 3,996,976 | 45 | 3,443,899 | 49 |
| 23 | BANK LOANS | 2,204,000 | 25 | 797,544 | 11 |
| 24 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 25 | TAXES TO BE PAID | 97,129 | 1 | 34,081 | 0 |
| 26 | OTHER CURRENT LIABILITIES | 710,762 | 8 | 824,427 | 12 |
| 27 | **LONG-TERM LIABILITIES** | **513,035** | **6** | **643,222** | **9** |
| 28 | BANK LOANS | 500,000 | 6 | 524,700 | 8 |
| 29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 30 | OTHER LOANS | 13,035 | 0 | 118,522 | 2 |
| 31 | **DEFERRED LOANS** | **1,285,408** | **15** | **1,218,342** | **18** |
| 32 | **OTHER LIABILITIES** | **0** | **0** | **0** | **0** |
| 33 | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **11,921,354** | **100** | **12,011,434** | **100** |
| 34 | **MINORITY INTEREST** | **39,462** | | | |
| 35 | **MAJORITY INTEREST** | **11,881,892** | **100** | **12,011,434** | **100** |
| 36 | **CONTRIBUTED CAPITAL** | **8,236,945** | **69** | **8,250,163** | **69** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 104,706 | 1 | 103,940 | 1 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 2,061,632 | 17 | 2,077,004 | 17 |
| 39 | PREMIUM ON SALES OF SHARES | 6,070,607 | 51 | 6,069,219 | 51 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **3,644,947** | **31** | **3,761,271** | **31** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 11,768,139 | 99 | 11,112,716 | 93 |
| 43 | REPURCHASE FUND OF SHARES | 1,480,525 | 12 | 1,460,357 | 12 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | (9,926,583) | (83) | (9,356,373) | (78) |
| 45 | NET INCOME FOR THE YEAR | 322,866 | 3 | 544,571 | 5 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2002**
**GRUPO GIGANTE, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **3** | **CASH AND SHORT-TERM INVESTMENTS** | **246,318** | **100** | **290,816** | **100** |
| 46 | CASH | 218,144 | 89 | 231,998 | 80 |
| 47 | SHORT-TERM INVESTMENTS | 28,174 | 11 | 58,818 | 20 |
| **18** | **DEFERRED ASSETS (NET)** | **463,211** | **100** | **469,882** | **100** |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 64,012 | 14 | 29,667 | 6 |
| 49 | GOODWILL | 399,199 | 86 | 440,215 | 94 |
| 50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| **21** | **CURRENT LIABILITIES** | **7,008,867** | **100** | **5,099,951** | **100** |
| 52 | FOREING CURRENCY LIABILITIES | 538,267 | 8 | 329,805 | 6 |
| 53 | MEXICAN PESOS LIABILITIES | 6,470,600 | 92 | 4,770,146 | 94 |
| **24** | **STOCK MARKET LOANS** | **0** | **100** | **0** | **100** |
| 54 | COMMERCIAL PAPER | | 0 | | 0 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | | 0 | | 0 |
| 56 | CURRENT MATURITIES OF BONDS | | 0 | | 0 |
| **26** | **OTHER CURRENT LIABILITIES** | **710,762** | **100** | **824,427** | **100** |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | 401 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 710,762 | 100 | 824,026 | 100 |
| **27** | **LONG-TERM LIABILITIES** | **513,035** | **100** | **643,222** | **100** |
| 59 | FOREING CURRENCY LIABILITIES | 0 | 0 | 0 | 0 |
| 60 | MEXICAN PESOS LIABILITIES | 513,035 | 100 | 643,222 | 100 |
| **29** | **STOCK MARKET LOANS** | **0** | **100** | **0** | **100** |
| 61 | BONDS | | 0 | 0 | 0 |
| 62 | MEDIUM TERM NOTES | | 0 | 0 | 0 |
| **30** | **OTHER LOANS** | **13,035** | **100** | **118,522** | **100** |
| 63 | OTHER LOANS WITH COST | 12,882 | 99 | 118,522 | 100 |
| 64 | OTHER LOANS WITHOUT COST | 153 | 1 | 0 | 0 |
| **31** | **DEFERRED LOANS** | **1,285,408** | **100** | **1,218,342** | **100** |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| 66 | DEFERRED TAXES | 1,285,408 | 100 | 1,218,342 | 100 |
| 67 | OTHERS | 0 | 0 | 0 | 0 |
| **32** | **OTHER LIABILITIES** | **0** | **100** | **0** | **100** |
| 68 | RESERVES | | 0 | | 0 |
| 69 | OTHERS LIABILITIES | | 0 | | 0 |
| **44** | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **(9,926,583)** | **100** | **(9,356,373)** | **100** |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | (220,984) | (2) | (220,984) | (2) |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | (9,705,599) | (98) | (9,135,389) | (98) |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2002**
**GRUPO GIGANTE, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | (727,976) | 22,435 |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 74 | EXECUTIVES (*) | 569 | 519 |
| 75 | EMPLOYERS (*) | 12,680 | 12,094 |
| 76 | WORKERS (*) | 21,224 | 19,972 |
| 77 | CIRCULATION SHARES (*) | 977,968,505 | 977,912,448 |
| 78 | REPURCHASED SHARES (*) | 8,120,967 | 7,976,667 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2002**
**GRUPO GIGANTE, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **21,974,277** | **100** | **21,585,218** | **100** |
| 2 | COST OF SALES | 17,442,891 | 79 | 17,091,879 | 79 |
| **3** | **GROSS INCOME** | **4,531,386** | **21** | **4,493,339** | **21** |
| 4 | OPERATING | 3,994,030 | 18 | 3,725,637 | 17 |
| **5** | **OPERATING INCOME** | **537,356** | **2** | **767,702** | **4** |
| 6 | TOTAL FINANCING COST | (15,987) | 0 | (19,912) | 0 |
| **7** | **INCOME AFTER FINANCING COST** | **553,343** | **3** | **787,614** | **4** |
| 8 | OTHER FINANCIAL OPERATIONS | 34,823 | 0 | 26,494 | 0 |
| **9** | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **518,520** | **2** | **761,120** | **4** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 176,649 | 1 | 203,623 | 1 |
| **11** | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **341,871** | **2** | **557,497** | **3** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 4,342 | 0 |
| **13** | **CONSOLIDATED NET INCOME OF CONTINUOUS** | **341,871** | **2** | **561,839** | **3** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| **15** | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **341,871** | **2** | **561,839** | **3** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 16,431 | 0 | 17,268 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| **18** | **NET CONSOLIDATED INCOME** | **325,440** | **1** | **544,571** | **3** |
| 19 | NET INCOME OF MINORITY INTEREST | 2,574 | | | |
| **20** | **NET INCOME OF MAJORITY INTEREST** | **322,866** | **1** | **544,571** | **3** |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2002**
**GRUPO GIGANTE, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **21,974,277** | **100** | **21,585,218** | **100** |
| 21 | DOMESTIC | 21,627,497 | 98 | 21,234,148 | 98 |
| 22 | FOREIGN | 346,780 | 2 | 351,070 | 2 |
| 23 | TRANSLATED INTO DOLLARS (***) | 33,965 | 0 | 36,906 | 0 |
| **6** | **TOTAL FINANCING COST** | **(15,987)** | **100** | **(19,912)** | **100** |
| 24 | INTEREST PAID | 216,886 | 1,357 | 195,567 | 982 |
| 25 | EXCHANGE LOSSES | 95,556 | 598 | 35,844 | 180 |
| 26 | INTEREST EARNED | 5,174 | 32 | 14,441 | 73 |
| 27 | EXCHANGE PROFITS | 84,883 | 531 | 45,513 | 229 |
| 28 | GAIN DUE TO MONETARY POSITION | (238,372) | (1,491) | (191,369) | (961) |
| **8** | **OTHER FINANCIAL OPERATIONS** | **34,823** | **100** | **26,494** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | 34,823 | 100 | 26,494 | 100 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | 0 | 0 | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **176,649** | **100** | **203,623** | **100** |
| 32 | INCOME TAX | 98,860 | 56 | 58,107 | 29 |
| 33 | DEFERED INCOME TAX | 74,355 | 42 | 142,550 | 70 |
| 34 | WORKERS' PROFIT SHARING | 3,434 | 2 | 2,966 | 1 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: 3 YEAR: 2002
**GRUPO GIGANTE, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 21,902,882 | 21,424,867 |
| 37 | NET INCOME OF THE YEAR | 0 | 0 |
| 38 | NET SALES (**) | 31,194,483 | 30,018,609 |
| 39 | OPERATION INCOME (**) | 879,721 | 1,280,114 |
| 40 | NET INCOME OF MAYORITY INTEREST(**) | 430,335 | 1,050,494 |
| 41 | NET CONSOLIDATED INCOME (**) | 454,863 | 1,050,494 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
**GRUPO GIGANTE, S.A. DE C.V.**

QUARTER: **3** YEAR: **2002**

**CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **1** | **CONSOLIDATED NET INCOME** | **325,440** | **544,571** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | 397,265 | 445,785 |
| **3** | **CASH FLOW FROM NET INCOME OF THE YEAR** | **722,705** | **990,356** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | (2,350,813) | (1,318,031) |
| **5** | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **(1,628,108)** | **(327,675)** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | 2,172,692 | 779,907 |
| 7 | CASH FLOW FROM INTERNAL FINANCING | 4,833 | (830) |
| **8** | **CASH FLOW GENERATED (USED) BY FINANCING** | **2,177,525** | **779,077** |
| **9** | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(793,378)** | **(493,065)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | (243,961) | (41,663) |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 490,279 | 332,479 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 246,318 | 290,816 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
**GRUPO GIGANTE, S.A. DE C.V.**

QUARTER: **3** YEAR: **2002**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **2** | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **397,265** | **445,785** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 465,471 | 450,127 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | (68,206) | (4,342) |
| **4** | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **(2,350,813)** | **(1,318,031)** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | 227,221 | 236,139 |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | (385,063) | (311,126) |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | (465,000) | (181,763) |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT | (1,399,013) | (1,019,707) |
| 22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | (328,958) | (41,574) |
| **6** | **CASH FLOW FROM EXTERNAL FINANCING** | **2,172,692** | **779,907** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | 2,204,000 | 123,169 |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | (19,701) | 524,709 |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | 0 | 63,778 |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | (11,607) | 68,251 |
| **7** | **CASH FLOW FROM INTERNAL FINANCING** | **4,833** | **(830)** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCKS | 12 | 16,110 |
| 31 | (-) DIVIDENS PAID | 0 | 0 |
| 32 | + PREMIUM ON SALE OF SHARES | 4,821 | (16,940) |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| **9** | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(793,378)** | **(493,065)** |
| 34 | + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | (153,750) | 0 |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (637,250) | (527,003) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | 0 | 0 |
| 37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | 0 |
| 39 | + (-) OTHER ITEMS | (2,378) | 33,938 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
**GRUPO GIGANTE, S.A. DE C.V.**

QUARTER: **3** YEAR: **2002**

**RATIOS**
**CONSOLIDATED**

**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | QUARTER OF PREVIOUS FINANCIAL YEAR |
|---|---|---|---|
| | **YIELD** | | |
| 1 | NET INCOME TO NET SALES | 1.48 % | 2.52 % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 3.62 % | 8.75 % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 2.19 % | 5.54 % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 0.00 % | 0.00 % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | 73.25 % | 35.14 % |
| | **ACTIVITY** | | |
| 6 | NET SALES TO NET ASSETS (**) | 1.50 times | 1.58 times |
| 7 | NET SALES TO FIXED ASSETS (**) | 2.27 times | 2.26 times |
| 8 | INVENTORIES ROTATION (**) | 5.00 times | 5.73 times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 5 days | 4 days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 23.66 % | 20.62 % |
| | **LEVERAGE** | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 42.49 % | 36.69 % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 0.74 times | 0.58 times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 6.11 % | 4.74 % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 3.73 % | 4.84 % |
| 15 | OPERATING INCOME TO INTEREST PAID | 2.48 times | 3.93 times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 3.54 times | 4.31 times |
| | **LIQUIDITY** | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 0.90 times | 1.00 times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 0.27 times | 0.28 times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 0.71 times | 0.74 times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 3.51 % | 5.70 % |
| | **CASH FLOW** | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 3.29 % | 4.59 % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | (10.70) % | (6.11) % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | (7.51) times | (1.68) times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 99.78 % | 100.11 % |
| 25 | INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 0.22 % | (0.11) % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 80.32 % | 106.88 |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2002**
**GRUPO GIGANTE, S.A. DE C.V.**

**DATA PER SHARE**
**CONSOLIDATED FINANCIAL STATEMENT**

**Final Printing**

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | | QUARTER OF PREVIOUS FINANCIAL YEAR | | |
|---|---|---|---|---|---|---|---|
| | | Amount | | | Amount | | |
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ | 0.44 | | $ | 1.07 | |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ | 0.44 | | $ | 1.07 | |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**) | $ | 0.44 | | $ | 1.07 | |
| 5 | EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| 8 | CARRYING VALUE PER SHARE | $ | 12.15 | | $ | 12.28 | |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ | 0.00 | | $ | 0.00 | |
| 10 | DIVIDEND IN SHARES PER SHARE | | 0.00 | shares | | 0.00 | shares |
| 11 | MARKET PRICE TO CARRYING VALUE | | 0.51 | times | | 1.00 | times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | | 14.00 | times | | 11.45 | times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | | 0.00 | times | | 0.00 | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

**FINANCIAL STATEMENT NOTES (1)**

**CONSOLIDATED**
**Final Printing**

CORRESPONDEN A 33,965 MILES DE DOLARES A $10.2100 PESOS POR DOLAR CORRESPONDIENTES A LAS TIENDAS UBICADAS EN LOS ANGELES CAL.

* Corresponds to earnings of the stores located in Los Angeles, California equivalent to US$33,965, at an exchange rate of 10.2100 Pesos per dollar.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

**ENGLISH TRANSLATION**

**MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)***
**SIFIC/ICS**

**Ticker: Gigante** **Quarter: 3 Year: 2002**
**Grupo Gigante, S.A. de C.V.**

## GENERAL DIRECTOR'S REPORT (1)
### (Management Analysis and Discussion of the Company's Financial Condition and Operation Results)

### ANNEX 1

**Consolidated**
**Final Printing**

---

October 25, 2002.

During the first nine months of 2002, total sales rose to Ps. $21,974 million, 1.8% higher than those obtained in the same period last year. Accumulated same-store sales decreased 5.5%. In the third quarter of 2002, total sales were Ps. $7,438 million, 0.7% higher than those registered in the same period of 2001, while same-store sales decreased 7.4%.

Gross margin of 20.6% in the first nine months of 2002 was 20 basis points lower than the one registered for the same period of the prior year. During the third quarter of 2002, gross margin was 20.4%, 60 basis points lower than in the third quarter of 2001. The margin decrease was a consequence of product price adjustments, as well as our ongoing promotional campaigns to offer clients more benefits.

Operating expenses in the first nine months of 2002 including depreciation grew 7.2% over the Ps 3,725 million reported in the previous year. Operating expenses grew 6.7% in the third quarter of 2002. The increases are principally due to the inclusion of Radio Shack and Super Maz to the Group's results.

All of the foregoing resulted in a 30% decrease in operating income to Ps. $537 million for the first nine months of 2002, as compared to the same period of the prior year. Operating income in the third quarter rose to Ps. $158 million, 43.6% lower than operating income in the third quarter of 2001.

EBITDA in the third quarter was Ps. $316 million and represents 4.3% of the company's sales. This amount is 5.9% lower than the same period of the prior year.

We have continued with our business expansion plan as set forth in our established programs. This growth has caused us to increase our average level of bank debt. The result is that the accumulated integral financing cost for the year is lower than that registered during the same period in 2001, as greater interest paid has been incorporated.

Net income for the first nine months of 2002 was Ps. $322 million, 40.7% less than for the first nine months of the prior year. During the third quarter of 2002, net income was Ps. $64.3 million, 70.4% less than in 2001.

During the third quarter, 14 new stores were inaugurated, for a total of 455 stores and 1,122,872 $m^2$ in sales floor space: A Gigante store in Santa Fe, CA, in the US, a SuperPrecio store in Ciudad Neza, Estado de México., 4 Office Depot stores, two of which are located in the metropolitan area of Mexico City, one in Oaxaca, Oaxaca, and another in Guatemala. In addition, 8 Radio Shack stores were opened in: Tlalnepantla, Cuautitlán, Naucalpan, two in the metropolitan area of the Federal District, two in Monterrey N.L., and one in Guadalajara, Jalisco. As a consequence of the operating efficiency program, it was decided that a Gigante-type store located in Celaya, Guanajuato would be closed, and two SuperPrecio-type stores in the City of Puebla, Puebla., were also closed.

At the end of September 2002, the total number of stores by type and sales area was as follows: 106 Gigante stores (625,427 $m^2$ sales area), 55 Gigante grocery stores (210,490 $m^2$ sales area), 64 Super Gigante stores (135,636 $m^2$ sales area), 41 SuperPrecio (14,899 $m^2$ sales area), 72 Office Depot stores (127,815 $m^2$ sales area), 38 Toks cafeterias, 4 specialized restaurants and 75 Radio Shack stores (8,606 $m^2$ sales area).

Sincerely

Roberto Salvo Horvilleur
Chief Executive Officer

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
**SIFIC/ICS**

**Ticker: Gigante** **Quarter: 3 Year: 2002**
**Grupo Gigante, S.A. de C.V.**

**GENERAL DIRECTOR'S REPORT (1)**
**(Complementary Notes to the Financial Information)**

**ANNEX 2**

**Consolidated**
**Final Printing**

**Notes to the Consolidated Financial Statements (amounts in thousand pesos)**

Basis for presenting information- Consolidated financial statements include the financial statements of the Company and its subsidiaries. Intercompany balances and operations have not been considered for purposes of preparing the consolidated financial statements. The financial statements of Office Depot de México, S.A. de C.V. are included under the proportional consolidation method, that is 50%.

**Summary of Significant Accounting Policies**

The Company's accounting policies are in accordance with generally accepted accounting principles in Mexico and are summarized as follows:

Comparison – The relevant aspects affecting comparison of financial statements are as follows:

1. Acquisition of subsidiary.-On October 1, 2001 the Company acquired 2% of the shares of Radio Shack de México, S.A. de C.V., increasing its equity to 51% and thus acquiring control. Accordingly, as of that date the information of this entity is consolidated in the Company's financial statements.

2. Translation of subsidiary financial statements – The financial statements of the subsidiary denominated in foreign currency are translated into Mexican pesos by applying Bulletin B-15, "Operations in Foreign Currency and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants.

   The foreign subsidiary operates independently of the Company in terms of finances and operations; therefore, exchange differences generated by the translation of the financial statements are presented in the stockholders' equity under the heading of insufficiency in restated stockholders' equity since they are not considered significant.

3. Temporary investments – Temporary investments are valued at the lower of their acquisition cost plus interest earned or at their market value.

4. Inventories and cost of sales – Inventories are valued at their replacement cost and shall not exceed their selling value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

5. Property and equipment – Property an equipment are initially recorded at their acquisition cost and are restated by the method of adjustments due to changes in general price levels, using the National Consumer Price Index ("NCPI"). In accordance with the Fifth Document of Amendments to Bulletin B-10 (as amended), the costs used to restate fixed assets acquired prior to December 31, 1996 were those reported at that date based on net replacement values determined by independent experts. Depreciation and amortization are calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

| | Years |
|---|---|
| Building | 50 |
| Store equipment | 13 |
| Furniture and equipment | 10 |
| Vehicles | 8 |
| Buildings on leased property | 50 |

6. Net deferred assets include:

a. Excess of cost of subsidiaries over fair value of net assets acquired – Excess of cost of subsidiaries acquired over fair value of net assets acquired, is restated using the NCPI and amortized over 20 years.

b. Other placement expenses.

7. Retirement labor obligations – Seniority premiums are recognized as costs over employee years of services and calculated by independent experts using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

8. Income tax, tax on assets and employee statutory profit-sharing - The provisions for income tax and employee statutory profit – sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carry forwards. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposed and is recognized only when t can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not take place.

Tax on assets paid that is expected to be recoverable in recorded as an advance payment of income tax and is presented with deferred income taxes.

9. Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles in Mexico requires management to make estimates and assumptions which affect the amounts reported in the consolidated financial statements and the accompanying disclosures. Although these estimated are based on management's best knowledge of current events, actual results may differ.

10. Earnings per share – Earnings per share results from dividing net majority income by the weighted average number of outstanding ordinary shares during the year.

11. Insufficiency in the updating of the accounting capital represents the loss of accumulated monetary position until the first update and the loss for ownership of non-monetary assets, due to the fact that specific costs have increased in a lower level than inflation.

12. Monetary position result is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

13. Income tax, tax on assets, employee profit-sharing.

The Company calculates its income tax and tax on assets on a consolidated basis, according to the voting rights shares that has in the subsidiaries at the closing of the fiscal year. As of January 1st, 2002, that proportion is calculated according to the average daily holding of shares of the subsidiaries by the holding company during the subsidiaries fiscal year. Tax results of the subsidiaries are consolidated based on 60% of the above-mentioned proportion. Provisional payments of income tax and tax on assets of the Company and its subsidiaries are made as if there was no consolidation.

At the closing of third quarter 2002 the actual rate was 34%.

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
**GRUPO GIGANTE, S.A. DE C.V.**

QUARTER: **3** YEAR: **2002**

**RELATIONS OF SHARES INVESTMENTS**

**ANNEX 3**

**CONSOLIDATED**
**Final Printing**

| COMPANY NAME (1) | MAIN ACTIVITIES | NUMBER OF SHARES | WNERSHI (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|
| | | | | COQUISITIO COST | PRESENT VALUE (3) |
| **SUBSIDIARIES** | | | | | |
| 1 GIGANTE, S.A. DE C.V. | AUTOSERVICIO | 2,162,534,916 | 99.99 | 2,169,301 | 4,812,141 |
| 2 SERVICIOS GIGANTE, S.A. DE C.V. | PRESTACION DE SERVICIOS ADMINISTRATIVOS | 2,004,999 | 99.98 | 20,050 | (15,723) |
| 3 CONTROTIENDAS, S.A. DE C.V. | INMOBILIARIA | 76,076,141 | 99.99 | 76,077 | 2,720,331 |
| 4 CAFETERIAS TOKS, S.A. DE C.V. | RESTAURANTES | 33,672,983 | 99.99 | 34,453 | 359,412 |
| 5 BODEGA GIGANTE, S.A. DE C.V. | INMOBILIARIA | 1,363,644,000 | 99.99 | 550,085 | 523,373 |
| 6 GIGANTE FLEMING, S.A. DE C.V. | INMOBILIARIA | 413,787 | 99.99 | 79,933 | 180,238 |
| 7 OFFICE DEPOT, S.A. DE C.V. | ARTICULOS DE OFICINA | 456,502 | 50.00 | 277,516 | 652,575 |
| 8 SERVICIOS TOKS, S.A. DE C.V. | PRESTACION DE SERVICIOS ADMINISTRATIVOS | 4,999 | 99.98 | 50 | 1,686 |
| 9 GIGANTE HOLDING INTERNATIONAL | AUTOSERVICIO | 25,806,000 | 99.99 | 243,142 | 118,963 |
| 10 CONTROLADORA DEL NORTE, S.A DE C.V. | INMOBILIARIA | 47,306,275 | 99.99 | 313,908 | 437,977 |
| 11 TIENDAS SUPER PRECIO, S.A DE C.V. | AUTOSERVICIO | 9,334,999 | 99.98 | 93,349 | 70,418 |
| 12 CENTRAL DE FRANQUICIAS, S.A. DE C.V. | USO DE MARCAS | 49,999 | 99.98 | 50 | (408) |
| 13 PAGOS EN LINEA, S.A. DE C.V. | PRESTACION DE SERVICIOS | 4,999 | 99.98 | 50 | (1,010) |
| 14 COMPAÑIA IMPORTADORA GIGANTE, S.A DE C.V. | COMPRAVENTA, IMPORTACION Y EXPORTACION | 4,999 | 99.98 | 50 | 19 |
| 15 RADIO SHACK DE MEXICO, S.A DE C.V. | ELECTRONICOS | 1,336,252 | 51.00 | 66,597 | 41,072 |
| 16 CONTROLADORA DE FRANQUICIAS | USO DE MARCAS | 49,999 | 99.99 | 50 | 8,125 |
| 17 PSMT MEXICO, S.A. DE C.V. | AUTOSERVICIO | 115,984 | 50.00 | 115,984 | 115,949 |
| **TOTAL INVESTMENT IN SUBSIDIARIES** | | | | **4,040,645** | **10,025,138** |
| **ASSOCIATEDS** | | 0 | 0.00 | 0 | 0 |
| **TOTAL INVESTMENT IN ASSOCIATEDS** | | | | **0** | **0** |
| **OTHER PERMANENT INVESTMENTS** | | | | | **153,750** |
| **TOTAL** | | | | | **10,178,888** |

## TRANSLATION OF THE SECOND COLUMN "MAIN ACTIVITIES"

1. self-service
2. rendering of administrative services
3. real estate
4. restaurants
5. real estate
6. real estate
7. office supply
8. rendering of administrative services
9. self-service
10. real estate
11. self-service
12. use of brands
13. rendering of services
14. purchase and sale, import and export
15. electrical appliances
16. use of brands
17. self-service

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **GIGANTE** QUARTER: **3** YEAR: **2002**
**GRUPO GIGANTE, S.A. DE C.V.**

**PROPERTY, PLANT AND EQUIPMENT**
**(Thousands of Pesos)**

**ANNEX 4**

**CONSOLIDATED**
**Final Printing**

| CONCEPT | ACQUISITION COST | ACCUMULATED DEPRECIATION | CARRYING VALUE | REVALUATION | DEPRECIATION ON REVALUATION | CARRYING VALUE (-) REVALUATION (-) DEPRECIATION |
|---|---|---|---|---|---|---|
| **DEPRECIATION ASSETS** | | | | | | |
| PROPERTY | 3,226,153 | 424,962 | 2,801,191 | 4,954,867 | 1,567,832 | 6,188,226 |
| MACHINERY | 0 | 0 | 0 | 0 | 0 | 0 |
| TRANSPORT EQUIPMENT | 121,068 | 45,399 | 75,669 | 104,760 | 84,866 | 95,563 |
| OFFICE EQUIPMENT | 198,294 | 125,314 | 72,980 | 249,133 | 188,367 | 133,746 |
| COMPUTER EQUIPMENT | 663,194 | 338,407 | 324,787 | 401,161 | 197,497 | 528,451 |
| OTHER | 2,115,281 | 1,285,089 | 830,192 | 2,431,501 | 1,257,572 | 2,004,121 |
| **DEPRECIABLES TOTAL** | **6,323,990** | **2,219,171** | **4,104,819** | **8,141,422** | **3,296,134** | **8,950,107** |
| **NOT DEPRECIATION ASSETS** | | | | | | |
| GROUNDS | 860,492 | 0 | 860,492 | 3,608,328 | 0 | 4,468,820 |
| CONSTRUCTIONS IN PROCESS | 304,278 | 0 | 304,278 | 46,813 | 0 | 351,091 |
| OTHER | 0 | 0 | 0 | 0 | 0 | 0 |
| **NOT DEPRECIABLE TOTAL** | **1,164,770** | **0** | **1,164,770** | **3,655,141** | **0** | **4,819,911** |
| **TOTAL** | **7,488,760** | **2,219,171** | **5,269,589** | **11,796,563** | **3,296,134** | **13,770,018** |

STOCK EXCHANGE CODE: **GIGANTE**
**GRUPO GIGANTE, S.A. DE C.V.**

**MEXICAN STOCK EXCHANGE**
**ANNEX 05**
**CREDITS BREAK DOWN**
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| BANKS | | | | | | | | | | | | | | | | |
| FOREIGN TRADE | | | | | | | | | | | | | | | | |
| BANAMEX | 28/09/2005 | 10.05 | 0 | 500,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SERFIN | 05/10/2002 | 9.40 | 10,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INBURSA | 14/10/2002 | 8.80 | 20,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCOMER | 14/10/2002 | 10.45 | 310,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SERFIN | 14/10/2002 | 8.00 | 140,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SERFIN | 15/10/2002 | 8.05 | 5,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANAMEX | 21/10/2002 | 8.35 | 420,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCOMER | 21/10/2002 | 8.00 | 180,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANAMEX | 28/10/2002 | 8.25 | 100,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| IXE BANCO | 28/10/2002 | 8.20 | 60,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANAMEX | 28/10/2002 | 9.75 | 164,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANAMEX | 31/10/2002 | 9.75 | 31,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIABANK INVERLAT | 31/10/2002 | 10.00 | 19,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INBURSA | 31/10/2002 | 10.25 | 245,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| INBURSA | 04/11/2002 | 9.90 | 230,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCOMER | 04/11/2002 | 9.70 | 110,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| IXE BANCO | 04/11/2002 | 9.15 | 80,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIABANK INVERLAT | 02/12/2002 | 9.45 | 80,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL BANKS** | | | **2,204,000** | **500,000** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| | | | | | | | | | | | | | | | | |
| PROVEEDORES | | | | | | | | | | | | | | | | |
| AUTOSERVICIO | | | 3,170,329 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 441,103 | 0 | 0 | 0 | 0 | 0 |
| PAPELERIA | | | 223,230 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 34,543 | 0 | 0 | 0 | 0 | 0 |
| RESTAURANTE | | | 8,863 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ELECTRONICOS | | | 56,287 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 62,621 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL SUPPLIERS** | | | **3,458,709** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **538,267** | **0** | **0** | **0** | **0** | **0** |

# MEXICAN STOCK EXCHANGE
## ANNEX 05
## CREDITS BREAK DOWN

(THOUSANDS OF PESOS)



Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| OTHER CURRENT LIABILITIES AND OTHER CREDITS | | | | | | | | | | | | | | | | |
| VARIOS | | | 710,762 | 13,035 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER CURRENT LIABILITIES AND OTHER CREDITS | | | 710,762 | 13,035 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | | 6,373,471 | 513,035 | 0 | 0 | 0 | 0 | 0 | 0 | 538,267 | 0 | 0 | 0 | 0 | 0 |

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
**GRUPO GIGANTE, S.A. DE C.V.**

QUARTER: **3** YEAR: **2002**

**TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE**
**(Thousands of Pesos)**

**ANNEX 6**

**CONSOLIDATED**
**Final Printing**

| TRADE BALANCE | DOLARS (1) | | OTHER CURRENCIES | | TOTAL |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF PESOS |
| **1. INCOME** | | | | | |
| EXPORTS | 0 | 0 | 0 | 0 | 0 |
| OTHER | 253 | 2,297 | 0 | 0 | 2,297 |
| **TOTAL** | **253** | **2,297** | | | **2,297** |
| | | | | | |
| **2. EXPENDITURE** | | | | | |
| IMPORT (RAW MATERIALS) | 178,452 | 1,711,296 | 0 | 0 | 1,711,296 |
| INVESTMENTS | 15,000 | 136,950 | 0 | 0 | 136,950 |
| OTHER | 17,556 | 169,398 | 0 | 0 | 169,398 |
| **TOTAL** | **211,008** | **2,017,644** | | | **2,017,644** |
| **NET BALANCE** | **(210,755)** | **(2,015,347)** | | | **(2,015,347)** |
| **FOREING MONETARY POSITION** | | | | | |
| **TOTAL ASSETS** | **15,535** | **158,612** | 0 | 0 | **158,612** |
| **LIABILITIES POSITION** | **52,699** | **538,267** | | | **538,267** |
| SHORT TERM LIABILITIES POSITION | 52,699 | 538,267 | 0 | 0 | 538,267 |
| LONG TERM LIABILITIES POSITION | 0 | 0 | 0 | 0 | 0 |
| **NET BALANCE** | **(37,164)** | **(379,655)** | | | **(379,655)** |

**NOTES**

EL TIPO DE CAMBIO UTILIZADO 30 DE SEPTIEMBRE DE 2002 ES DE $10.2100 PARA ACTIVOS Y $10.2140 PARA PASIVOS

* The exchange rate used as of September 30, 2002 is $10.2100 Pesos per dollar in the case of assets and $10.2140 in the case of liabilities.

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
**GRUPO GIGANTE, S.A. DE C.V.**

QUARTER: **3** YEAR: **2002**

**INTEGRATION AND INCOME**
**CALCULATION BY MONETARY POSITION (1)**
**(Thousands of Pesos)**

**ANNEX 7**

**CONSOLIDATED**
**Final Printing**

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITIES MONETARY POSITION | MONTHLY INFLATION | MONTHLY (PROFIT) AND LOSS |
|---|---|---|---|---|---|
| JANUARY | 3,524,876 | (9,602,883) | (6,078,006) | 0.01 | 55,918 |
| FEBRUARY | 3,056,564 | (8,617,512) | (5,560,948) | 0.00 | (3,575) |
| MARCH | 3,301,085 | (8,939,667) | (5,638,582) | 0.01 | 28,757 |
| APRIL | 3,090,962 | (8,940,593) | (5,849,631) | 0.01 | 31,588 |
| MAY | 3,353,663 | (9,452,056) | (6,098,393) | 0.00 | 12,197 |
| JUNE | 3,124,718 | (9,280,949) | (6,156,232) | 0.00 | 29,550 |
| JULY | 3,937,536 | (9,226,958) | (6,289,422) | 0.00 | 17,610 |
| AUGUST | 3,245,712 | (9,630,349) | (6,384,637) | 0.00 | 24,262 |
| SEPTEMBER | 3,156,825 | (9,531,959) | (6,375,134) | 0.01 | 38,251 |
| ACTUALIZATION: | 0 | 0 | 0 | 0.00 | 3,814 |
| CAPITALIZATION: | 0 | 0 | 0 | 0.00 | 0 |
| FOREIGN CORP.: | 0 | 0 | 0 | 0.00 | 0 |
| OTHER | 0 | 0 | 0 | 0.00 | 0 |
| **TOTAL** | | | | | **238,372** |

**NOTES**

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2002**
**GRUPO GIGANTE, S.A. DE C.V.**

**BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)**

**ANNEX 8** **CONSOLIDATED**
**Final Printing**

| FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE |
| --- |
| NO APLICA<br>* NON APPLICABLE |

| ACTUAL SITUATION OF FINANCIAL LIMITED |
| --- |
| |

| BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE |
| --- |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
**GRUPO GIGANTE, S.A. DE C.V.**

QUARTER: **3** YEAR: **2002**

**PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS**

**ANNEX 9**

**CONSOLIDATED**
**Final Printing**

| PLANT OR CENTER | ECONOMIC ACTIVITY* | PLANT CAPACITY (1) | UTILIZATION (%) |
|---|---|---|---|
| GIGANTE | AUTOSERVICIO | 611,659 | 100 |
| BODEGA GIGANTE | AUTOSERVICIO | 210,490 | 100 |
| SUPER G | AUTOSERVICIO | 135,636 | 100 |
| RADIO SHACK | ELECTRONICOS | 8,606 | 100 |
| OFFICE DEPOT | ARTICULOS DE OFICINA | 127,815 | 100 |
| CAFETERIAS TOKS | RESTAURANTES | 9,277 | 100 |
| GIGANTE HOLDING | AUTOSERVICIO | 13,768 | 100 |
| TIENDAS SUPER PRECIO | AUTOSERVICIO | 14,899 | 100 |

**NOTES**

* Translation of Second Column:

Self-service
Self-service
Self-service
Electronic products
Office supply
Restaurants
Self-service
Self-service

STOCK EXCHANGE CODE: **GIGANTE**
**GRUPO GIGANTE, S.A. DE C.V.**

QUARTER: **3** YEAR: **2002**

**MAIN RAW MATERIALS**

**ANNEX 10**

**CONSOLIDATED**
**Final Printing**

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | MAIN SUPPLIERS | DOM. SUBST. | COST PRODUCTION (%) |
|---|---|---|---|---|---|
| NO APLICA AL GRUPO * | | | | | |

**NOTES**

* Non Applicable to the Company

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**DOMESTIC SELLS**

**CONSOLIDATED**
**Final Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| TDAS AUTOSERVICIO * | | | | 21,627,497 | | | |
| TOTAL | | | | 21,627,497 | | | |

* Self-Services stores

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
**GRUPO GIGANTE, S.A. DE C.V.**

QUARTER: **3** YEAR: **2002**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**FOREIGN SELLS**


**CONSOLIDATED**
**Final Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | DESTINATION | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| TDAS AUTOSERVICIO * | | | | 346,780 | | | |
| TOTAL | | | | 346,780 | | | |

**NOTES**

* Self-Services stores

STOCK EXCHANGE CO GIGANTE QUARTER: 3 YEAR: 2002

**GRUPO GIGANTE, S.A. DE C.V.**

**ANNEX 12**

**CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)**

(Thousands of Pesos)

**NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED**

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 2,141,410

Number of shares Outstanding at the Date of the NFEA: ( Units ) — 977,832,348

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

**DIVIDENDS COLLECTED IN THE PERIOD**

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETLEMENT | AMOUNT |
|---|---|---|---|---|
| 0 | 0 | 0.00 | | 0.00 |

**DETERMINATION OF THE NFEA OF THE PRESENT YEAR**

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

| | |
|---|---|
| FISCAL EARNINGS | 0 |
| - DETERMINED INCOME | 0 |
| + DEDUCTED WORKER'S PRO | 0 |
| - DETERMINED WORKE | 0 |
| - DETERMINED RFE | 0 |
| - NON DEDUCTABLES | 0 |
| NFE OF PERIOD : | 0 |

**BALANCE OF THE NFEA AT THE END OF THE PERIOD**

(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2002 — 2,225,782

Number of shares Outstanding at the Date of the NFEA: ( Units ) — 977,968,505

STOCK EXCHANGE CO **GIGANTE** QUARTER: **1** YEAR: **1997**
**GRUPO GIGANTE, S.A. DE C.V.**

**ANNEX 12**
**CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)**
(Thousands of Pesos)

| MODIFICATION BY COMPLENTARY | |
|---|---|
| NFEA BALANCE TO DECEMBER 31st OF : **0000** | 0 |
| Number of shares Outstanding at the Date of the NFEA : (Units) | 0 |

STOCK EXCHANGE CO GIGANTE QUARTER: 3 YEAR: 2002

RAZON SOCIAL: **GRUPO GIGANTE, S.A. DE C.V.**

**ANNEX 12 - A**

**CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)**

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 227,860

Number of Shares Outstanding at the Date of the NFEAR: ( Units ) — 977,832,348

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETTELMENT | AMOUNT |
|---|---|---|---|---|
| 0 | 0 | 0.00 | | 0.00 |

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

| | |
|---|---|
| FISCAL EARNINGS: | 0 |
| + DEDUCTED WORKER'S PROFIT SHA | 0 |
| - DETERMINED INCOME TAX: | 0 |
| - NON-DEDUCTABLES | 0 |
| - (+) EARNINGS (LOSS) FROM FOREING OF PROFIT: | 0 |
| DETERMINATED RFE OF THE FISCAL YEAR | 0 |
| - INCOME TAX (DEFERED ISR): | |
| * FACTOR TO DETERMINE THE NFEAR: | 0 |
| NFER FROM THE PERIOD | 0 |

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2002 — 236,838

Number of shares Outstanding at the Date of the NFEAR ( Units ) — 977,968,505

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR ( Units ) — 0

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **3** YEAR: **2002**
**GRUPO GIGANTE, S.A. DE C.V.**

**CONSOLIDATED**
**Final Printing**

**INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK**

**CHARACTERISTICS OF THE SHARES**

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION | MEXICAN | SUSCRIPTION | FIXED | VARIABLE |
| UNICA | | 0 | 176,734,102 | 801,234,403 | | 977,968,505 | 18,922 | 85,784 |
| **TOTAL** | | | **176,734,102** | **801,234,403** | **0** | **977,968,505** | **18,922** | **85,784** |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION**
977,968,505
**SHARES PROPORTION BY :**

**CPO'S :**
**UNITS :**
**ADRS's :**
**GDRS's :**
**ADS's :**
**GDS's :**

**REPURCHASED OWN SHARES**

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | AT QUARTER |
|---|---|---|---|
| UNICA | 8,120,967 | 11.20000 | 6.16000 |

STOCK EXCHANGE CODE: **GIGANTE**
**GRUPO GIGANTE, S.A. DE C.V.**

QUARTER: **3** YEAR: **2002**

**CONSOLIDATED**
**Final Printing**

**DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.**

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

**LIC. ROBERTO SALVO HORVILLEUR**
**DIRECTOR GENERAL**

**C.P. FEDERICO CORONADO BROSIG**
**DIRECTOR CORPORATIVO DE ADMINISTRACION Y FINANZAS**

**MEXICO, D.F., AT OCTOBER 30 OF 2002**

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE    Date: 10/30/2002 10:10

## GENERAL INFORMATION ABOUT THE COMPANY

| | |
|---|---|
| **CORPORATE NAME:** | GRUPO GIGANTE, S.A. DE C.V. |
| **ADDRESS:** | AV. EJERCITO NACIONAL 769-A |
| **COLONY:** | NUEVA GRANADA |
| **ZIP CODE:** | 11520 |
| **CITY & STATE:** | MEXICO CITY, FEDERAL DISTRICT |
| **TELEPHONE:** | 5269-8000 |
| **FAX:** | 5269-8308 |
| **E-MAIL:** | finanzas@gigante.com.mx |
| **INTERNET ADDRESS:** | grupogigante.com.mx |

## FISCAL INFORMATION ABOUT THE COMPANY

| | |
|---|---|
| **COMPANY'S TAXPAYER ID:** | GG1880610918 |
| **ADDRESS:** | AV. EJERCITO NACIONAL 769-A |
| **COLONY:** | NUEVA GRANADA |
| **ZIP CODE:** | 11520 |
| **CITY & STATE:** | MEXICO CITY, FEDERAL DISTRICT |

## PAYMENT OFFICER

| | |
|---|---|
| **NAME:** | SERGIO VALDEZ ARRIAGA |
| **ADDRESS:** | AV. EJERCITO NACIONAL 769-A |
| **COLONY:** | NUEVA GRANADA |
| **ZIP CODE:** | 11520 |
| **CITY & STATE:** | MEXICO CITY, FEDERAL DISTRICT |
| **TELEPHONE:** | 5269-8369 |
| **FAX:** | 5269-8308 |
| **E-MAIL:** | svaldez@gigante.com.mx |

## INFORMATION ABOUT THE OFFICERS

| | |
|---|---|
| **TITLE MSE:** | CHAIRMAN OF THE BOARD OF DIRECTORS |
| **TITLE:** | CHAIRMAN OF THE BOARD |
| **NAME:** | DON ANGEL LOSADA GOMEZ |
| **ADDRESS:** | AV. EJERCITO NACIONAL 769-A |
| **COLONY:** | NUEVA GRANADA |
| **ZIP CODE:** | 11520 |
| **CITY & STATE:** | MEXICO CITY, FEDERAL DISTRICT |
| **TELEPHONE:** | 5269-8211 |
| **FAX:** | 5269-8308 |
| **E-MAIL:** | alosada1@gigante.com.mx |

| | |
|---|---|
| **TITLE MSE:** | CHIEF EXECUTIVE OFFICER |
| **TITLE:** | CHIEF EXECUTIVE OFFICER |
| **NAME:** | ROBERTO SALVO HORVILLEUR |
| **ADDRESS:** | AV. EJERCITO NACIONAL 769-A |
| **COLONY:** | NUEVA GRANADA |
| **ZIP CODE:** | 11520 |
| **CITY & STATE:** | MEXICO CITY, FEDERAL DISTRICT |
| **TELEPHONE:** | 5269-8222 |
| **FAX:** | 5269-8308 |
| **E-MAIL:** | rsalvo@gigante.com.mx |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 10/30/2002 10:10

| | |
|---|---|
| **TITLE MSE:** | CHIEF FINANCIAL OFFICER |
| **TITLE:** | ASSISTANT DIRECTOR OF CORPORATE FINANCE |
| **NAME:** | FEDERICO CORONADO BROSIG |
| **ADDRESS:** | AV. EJERCITO NACIONAL 769-A |
| **COLONY:** | NUEVA GRANADA |
| **ZIP CODE:** | 11520 |
| **CITY & STATE:** | MEXICO CITY, FEDERAL DISTRICT |
| **TELEPHONE:** | 5269-8187 |
| **FAX:** | 5269-8308 |
| **E-MAIL:** | fcoronad@gigante.com.mx |

| | |
|---|---|
| **TITLE MSE:** | PARTY RESPONSIBLE FOR QUARTERLY INFORMATION |
| **TITLE:** | ASSISTANT DIRECTOR OF CORPORATE FINANCE |
| **NAME:** | JOSE FERNANDO SALMERON MOCTEZUMA |
| **ADDRESS:** | AV. EJERCITO NACIONAL 769-A |
| **COLONY:** | NUEVA GRANADA |
| **ZIP CODE:** | 11520 |
| **CITY & STATE:** | MEXICO CITY, FEDERAL DISTRICT |
| **TELEPHONE:** | 5269-8369 |
| **FAX:** | 5269-8308 |
| **E-MAIL:** | fsalmero@gigante.com.mx |

| | |
|---|---|
| **TITLE MSE:** | SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION |
| **TITLE:** | DIRECTOR OF STOCK EXCHANGE INFORMATION |
| **NAME:** | IRMA ORNELAS VALLE |
| **ADDRESS:** | AV. EJERCITO NACIONAL 769-A |
| **COLONY:** | NUEVA GRANADA |
| **ZIP CODE:** | 11520 |
| **CITY & STATE:** | MEXICO, FEDERAL DISTRICT |
| **TELEPHONE:** | 5269-8490 |
| **FAX:** | 5269-8168 |
| **E-MAIL:** | iornelas@gigante.com.mx |

| | |
|---|---|
| **TITLE MSE:** | PARTY RESPONSIBLE FOR LEGAL DEPARTMENT |
| **TITLE:** | LEGAL DIRECTOR |
| **NAME:** | FRANCISCO PEREZ LOBATO |
| **ADDRESS:** | AV. EJERCITO NACIONAL 769-A |
| **COLONY:** | NUEVA GRANADA |
| **ZIP CODE:** | 11520 |
| **CITY & STATE:** | MEXICO CITY, FEDERAL DISTRICT |
| **TELEPHONE:** | 5269-8395 |
| **FAX:** | 5269-8308 |
| **E-MAIL:** | fperez@gigante.com.mx |

| | |
|---|---|
| **TITLE MSE:** | SECRETARY OF THE BOARD OF DIRECTORS |
| **TITLE:** | SECRETARY OF THE BOARD OF DIRECTORS |
| **NAME:** | JAVIER MARTINEZ DEL CAMPO |
| **ADDRESS:** | BOSQUE DE ALISOS 47-A, DESPACHO 101 |
| **COLONY:** | BOSQUES DE LAS LOMAS |
| **ZIP CODE:** | 55120 |
| **CITY & STATE:** | MEXICO CITY, FEDERAL DISTRICT |
| **TELEPHONE:** | 5259-5353 |
| **FAX:** | 5259-5259 |
| **E-MAIL:** | jmdc@domc.com.mx |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 10/30/2002 10:10

| | |
|---|---|
| **TITLE MSE:** | PRO-SECRETARY OF THE BOARD OF DIRECTORS |
| **TITLE:** | SECRETARY OF THE BOARD OF DIRECTORS |
| **NAME:** | SERGIO MONTERO QUEREJETA |
| **ADDRESS:** | AV. EJERCITO NACIONAL 769-A |
| **COLONY:** | NUEVA GRANADA |
| **ZIP CODE:** | 11520 |
| **CITY & STATE:** | MEXICO CITY, FEDERAL DISTRICT |
| **TELEPHONE:** | 5269-8470 |
| **FAX:** | 5269-8132 |
| **E-MAIL:** | smontero@domc.com.mx |

| | |
|---|---|
| **TITLE MSE:** | PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS |
| **TITLE:** | DIRECTOR OF STOCKHOLDER RELATIONS |
| **NAME:** | MANUEL CULLEN PLIEGO |
| **ADDRESS:** | AV. EJERCITO NACIONAL 769-A |
| **COLONY:** | NUEVA GRANADA |
| **ZIP CODE:** | 11520 |
| **CITY & STATE:** | MEXICO CITY, FEDERAL DISTRICT |
| **TELEPHONE:** | 5269-8075 |
| **FAX:** | 5269-8308 |
| **E-MAIL:** | macullen@gigante.com.mx |

| | |
|---|---|
| **TITLE MSE:** | ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET* |
| **TITLE:** | ASSISTANT DIRECTOR OF CORPORATE FINANCE |
| **NAME:** | JOSE FERNANDO SALMERON MOCTEZUMA |
| **ADDRESS:** | AV. EJERCITO NACIONAL 769-A |
| **COLONY:** | NUEVA GRANADA |
| **ZIP CODE:** | 11520 |
| **CITY & STATE:** | MEXICO CITY, FEDERAL DISTRICT |
| **TELEPHONE:** | 5269-8369 |
| **FAX:** | 5269-8308 |
| **E-MAIL:** | fsalmero@gigante.com.mx |

| | |
|---|---|
| **TITLE MSE:** | ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET* |
| **TITLE:** | ASSISTANT DIRECTOR OF CORPORATE FINANCE |
| **NAME:** | JOSE FERNANDO SALMERON MOCTEZUMA |
| **ADDRESS:** | AV. EJERCITO NACIONAL 769-A |
| **COLONY:** | NUEVA GRANADA |
| **ZIP CODE:** | 11520 |
| **CITY & STATE:** | MEXICO CITY, FEDERAL DISTRICT |
| **TELEPHONE:** | 5269-8369 |
| **FAX:** | 5269-8308 |
| **EMAIL:** | fsalmero@gigante.com.mx |

*Electronic Communication System Established by the Mexican Stock Exchange

English Translation

**Relevant Event from GRUPO GIGANTE, S.A. de C.V.**

(B)

**Reception Date at the BMV**: October 3, 2002, 5:56PM

**Company**: Grupo Gigante, S.A. de C.V.

**Ticker**: GIGANTE

**Date and Place**: 26/7/2002

**Matter:** Market information

**Relevant Event**: For the information of the general public, the 14.75% increase in the price of Gigante's shares is a direct consequence of its acquisition of its own shares through the company's Repurchase Fund. These transactions were entered into order to increase the amount of Treasury shares available for purposes of the Stockholding Plan for Executives of Grupo Gigante.

Foreign Market:

GRUPO GIGANTE

GIGANTE

**IMMEDIATE RELEASE**

# THIRD QUARTER 2002 EARNINGS RESULTS

**Mexico City, October 25, 2002. – Grupo Gigante, S.A. de C.V. (BMV: GIGANTE*),** one of Mexico's largest retail store networks, announced today that during the first nine months of the year total sales rose to Ps. $21,974 million, 1.8% higher than in the same period last year. Accumulated same store sales decreased 5.5%. In the third quarter of 2002, total sales were Ps. $7,438 million, 0.7% greater than in the same period of 2001, while same store sales decreased 7.4%.

Gross margin of 20.6% in the first nine months of 2002 was 20 basis points lower than in the same period of the prior year. In the third quarter of 2002, gross margin was 20.4%, 60 basis points lower than in the third quarter of 2001. The margin decrease was a consequence of product price adjustments, as well as our ongoing promotional campaigns to offer clients more benefits.

Operating expenses in the first nine months of 2002 including depreciation grew 7.2% over the Ps. $3,725 million reported in the previous year. Operating expenses grew 6.7% in the third quarter of 2002. The increases are principally due to incorporation of Radio Shack and Super Maz to the Group's results.

All of the foregoing resulted in a 30% decrease in operating income to Ps. $537 million for the first nine months of 2002, as compared to the same period of the prior year. Operating income in the third quarter rose to Ps. $158 million, 43.6% lower than operating income in the third quarter of 2001.

EBITDA in the third quarter was PS. $316 million and represents 4.3% of sales. This amount is 5.9% lower than the same period of the prior year.

We have continued with our business expansion plan as set forth in our established programs. This growth has caused us to increase our average level of bank debt. The result is that the accumulated integral financing cost for the year is lower than that registered during the same period in 2001, as greater interest paid has been incorporated.

Net income for the first nine months of 2002 was Ps. $322 million, 40.7% less than for the first nine months of the prior year. In the third quarter of 2002, net income was Ps. $64.3 million, 70.4% less than in 2001.

During the third quarter, 14 new stores were inaugurated, for a total of 455 stores and 1,122,872 m² in sales floor space: A Gigante store in Santa Fe, CA, in the US, a SuperPrecio store in Ciudad Neza, Edo. de Mex., 4 Office Depot stores, two of which are located in the metropolitan area of Mexico City, one in Oaxaca, Oax., and another in Guatemala. In addition, 8 Radio Shack stores were opened in: Tlalnepantla, Cuautitlán, Naucalpan, two in the metropolitan area of the Federal District, two in Monterrey N.L., and one in Guadalajara, Jalisco. As a consequence of the operating efficiency program, it was decided that a Gigante-type store located in Celaya, Gto, would be closed, and two SuperPrecio-type stores in the City of Puebla, Pue., were also closed.

At the end of September 2002, the total number of stores by type and sales area was as follows: 106 Gigante stores (625,427 m² sales area), 55 Gigante grocery stores (210,490 m² sales area), 64 Super Gigante stores (135,636 m² sales area), 41 SuperPrecio (14,899 m² sales area), 72 Office Depot stores (127,815 m² sales area), 38 Toks cafeterias, 4 specialized restaurants and 75 Radio Shack stores (8,606 m² sales area).

**Contacts:**

**Gigante** **Manuel Cullen**
Investor Relations
Tel. +52 (55) 5269-8075
macullen@gigante.com.mx

**McBride** **Mexico: Ernestina Nevárez S.**
Tel: +52 (55) 5644-1247
enevarez@mcbridecorp.com

**New York: Vicky Osorio**
Tel: +1 (212) 983 1702
vicky@annemcbride.com

GRUPO GIGANTE

GIGANTE

# GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES

**Thousand of Mexican pesos of purchasing power of September, 2002**

| QUARTERLY RESULTS | Jul-Sept 02 | Jul-Sept 01 | CHANGE % |
|---|---|---|---|
| NET SALES | 7,438,395 | 7,385,778 | 0.7% |
| GROSS PROFIT | 1,516,485 | 1,553,591 | -2.4% |
| OPERATING INCOME | 158,047 | 280,433 | -43.6% |
| EBITDA | 316,859 | 435,938 | -27.3% |
| COMPREHENSIVE COST OF FINANCING | 4,577 | (24,092) | -119.0% |
| INCOME TAX PROVISION | 59,971 | 71,821 | -16.5% |
| NET INCOME | 64,325 | 217,537 | -70.4% |

| FINANCIAL POSITION | 2002 | 2001 | CHANGE % |
|---|---|---|---|
| **TOTAL ASSETS** | 20,728,664 | 18,972,949 | 9.3% |
| CURRENT ASSETS | 6,280,891 | 5,122,386 | 22.6% |
| CASH & CASH EQUIVALENTS | 246,318 | 290,816 | -15.3% |
| INVENTORIES | 4,400,442 | 3,716,056 | 18.4% |
| OTHERS | 1,634,131 | 1,115,514 | 46.5% |
| NON CURRENT ASSETS | 14,447,773 | 13,850,563 | 4.3% |
| **TOTAL LIABILITIES** | 8,807,310 | 6,961,515 | 26.5% |
| CURRENT LIABILITIES | 7,008,867 | 5,099,951 | 37.4% |
| TRADE ACCOUNTS PAYABLE | 3,996,976 | 3,443,899 | 16.1% |
| BANK LOANS | 2,204,000 | 797,544 | 176.3% |
| OTHER LIABILITIES | 807,891 | 858,508 | -5.9% |
| LONG TERM LIABILITES | 513,035 | 643,222 | -20.2% |
| BANK LOANS | 500,000 | 524,700 | -4.7% |
| OTHER LIABILITIES | 13,035 | 118,522 | |
| DEFERRED LIABILITIES | 1,285,408 | 1,218,342 | 5.5% |
| **SHAREHOLDERS' EQUITY** | 11,921,354 | 12,011,434 | -0.7% |

| FINANCIAL RATIOS | | |
|---|---|---|
| INVENTORY DAYS | 68.9 | 59.4 |
| ACCOUNTS PAYABLE DAYS | 62.6 | 55.0 |
| NET INCOME PER SHARE * (PESOS) | 0.07 | 0.22 |
| EBITDA PER SHARE * (PESOS) | 0.32 | 0.45 |
| GROSS MARGIN | 20.4% | 21.0% |
| OPERATING MARGIN | 2.1% | 3.8% |
| NET MARGIN | 0.9% | 2.9% |
| INTEREST BEARING LIABILITIES TO STOCKHOLDER | 22.8% | 12.0% |
| TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY | 73.9% | 58.0% |

*SHARES OUTSTANDING 977,968,505 977,912,448